File No. 82-1264

04 MAR 15 AM 7:21

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

March 12, 2004

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

04010555

SUPPL

Dear Sirs,

We have made public March 12, 2004, the following messages.

- Notice Regarding the Repurchase of Shares
- Notice of the 85th Annual Shareholders' Meeting

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

3/15

04 MAR 15 AM 7:21

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (March 12, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as detailed below, and that its aggregate purchases have now reached the repurchase limit approved at the 84th Ordinary General Meeting of Shareholders held on March 28, 2003.

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: March 1, 2004 through March 9, 2004
3. Aggregate number of shares purchased: 2,479,000 shares
4. Aggregate purchase amount: 4,127,630,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 84th Ordinary General Meeting of Shareholders held on March 28, 2003 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 35 million shares

(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that has been purchased since March 28, 2003, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 33,733,000 shares

(2) Aggregate acquisition amount: 49,999,202,000 yen

Bridgestone Corporation
10-1, Kyobashi 1-chome, Chuo-ku
Tokyo, Japan

March 12, 2004

Re: Notice of the 85th Annual Shareholders' Meeting

Dear Shareholders:

You are cordially invited to attend Bridgestone Corporation's 85th Annual Shareholders' Meeting, as described in this letter.

Some of the matters proposed for resolution at this meeting require a certain quorum for resolution. If for some reason you cannot attend, you may exercise your voting rights in writing or through an electromagnetic method. Please review the reference materials provided, then (1) indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, affix your seal and return the form to us, or (2) exercise your voting rights on the Web site (http://www.web54.net) by March 29, 2004.

Very truly yours,

Shigeo Watanabe
President/Representative Director

The 85th Annual Shareholders' Meeting

1. Date and time: Tuesday, March 30, 2004, at 10:00 a.m.

2. Location: International Conference Room, 11th Floor, Keidanren Kaikan Bldg.
   9-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

3. Purpose of the meeting
   Matters to be reported:
   Balance Sheet as of December 31, 2003, and Income Statement and Business Report for the 85th Fiscal Year (January 1, 2003, through December 31, 2003)

Matters to be resolved:

Proposal 1	Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 85th Fiscal Year
Proposal 2	Acquisition of the Company's Shares The details of the proposal shall be as per "Reference to Exercise of Voting Rights" provided below.
Proposal 3	Partial Changes to the Articles of Incorporation The details of the proposal shall be as per "Reference to Exercise of Voting Rights" provided below.
Proposal 4	Election of One (1) Director
Proposal 5	Election of Two (2) Corporate Auditors
Proposal 6	Presentation of Retirement Allowances to a Retiring Director and a Retiring Corporate Auditor
Proposal 7	Issuance of the Stock Acquisition Rights for the Purpose of the Stock Options The details of the proposal shall be as per "Reference to Exercise of Voting Rights" provided below.

Notes:

1) Attendees are asked to return their Exercise of Voting Rights forms to the registration desk on the day of the meeting.

2) If you exercise your voting rights on the Web site (http://www.web54.net), please refer to "Exercise of Voting Rights via the Internet" described below.

1. Number of voting rights granted to total shareholders: 836,577

2. Proposals and Reference Information

Proposal 1 Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 85th Fiscal Year

In view of the year's closing results, and the interest of promoting corporate strength, future business development and other aspects, it is proposed to appropriate the unappropriated retained earnings for the year according to the schedule shown below.

With regard to dividends at the end of this fiscal year, it is proposed that the same amount as was disbursed for the interim dividends; that is, an ordinary dividend of six (6) yen plus a special dividend of two (2) yen, for a total of eight (8) yen per share, be disbursed.

Accordingly, the fiscal year's total dividend, including the interim dividend, would be sixteen (16) yen per share.

Proposal of Appropriation of Unappropriated Retained Earnings

	Yen
Unappropriated Retained Earnings as of the end of the year	63,767,158,981
To be appropriated to:	
Cash Dividends (¥8 per share)	6,718,690,192
Bonuses to Directors	120,400,000
Reserve for Special Depreciation	518,026,548
Reserve for Reduction of Fixed Assets	970,625,196
General Reserve	48,000,000,000
Unappropriated Retained Earnings carried forward to the next year	7,439,417,045

Note: Interim dividends aggregating ¥6,882,587,752 (¥8 per share) were paid on September 1, 2003.

Proposal 2 Acquisition of the Company's Shares

For the purpose of implementing the Company's capital strategy in a flexible manner, it is proposed that the Company may acquire its common shares within a limit of total number of 32 million shares and total acquisition value of 50 billion yen during a period as from the close of this meeting until the close of the next annual shareholders' meeting, under Article 210 of the Commercial Code.

Proposal 3 Partial Changes to the Articles of Incorporation

1. Reason for Change

   Under the "Law Regarding Partial Revision of the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporations" (2003 Law No. 132, effective September 25, 2003), the Company may purchase its shares by a resolution of the Board of Directors on the condition that a provision to that effect is stipulated in the Articles of Incorporation. Accordingly, it is proposed that Article 6 (Acquisition of Company's Shares) be newly added to the current Articles of Incorporation to enable flexible responses to the situation where such a purchase of the Company's shares becomes necessary.

   As a result of addition of the new Article 6, the subsequent articles shall be orderly renumbered.

2. Details of the Changes

   The details of each change are described below. (An underline indicates change.)

Current Articles of Incorporation	Proposed Change
CHAPTER II **SHARES**	**CHAPTER II** **SHARES**
(Added.)	Article 6 (Acquisition of Company's Shares) The Company may, under Item 2, Paragraph 1 of Article 211-3 of the Commercial Code, purchase its shares by a resolution of the Board of Directors.
Article 6 to Article 32 (Related provisions omitted.)	Article 7 to Article 33 (Same as the current provisions of Article 6 to Article 32)
Addendum 1 (Special Rule on Term of Office of Corporate Auditors) Regarding the term of office of Corporate Auditors in office before the close of the ordinary general meeting of shareholders relating to the account settlement date for the 84th fiscal term (January 1, 2002 through December 31, 2002), "four (4) years" in Paragraph 1 of Article 26 (Term of Office of Corporate Auditors) shall read as "three (3) years". This Addendum shall be automatically deleted when there remains no Corporate Auditor to whom the said "three (3) years" term of office applies.	Addendum 1 (Special Rule on Term of Office of Corporate Auditors) Regarding the term of office of Corporate Auditors in office before the close of the ordinary general meeting of shareholders relating to the account settlement date for the 84th fiscal term (January 1, 2002 through December 31, 2002), "four (4) years" in Paragraph 1 of Article 27 (Term of Office of Corporate Auditors) shall read as "three (3) years". This Addendum shall be automatically deleted when there remains no Corporate Auditor to whom the said "three (3) years" term of office applies.

Proposal 4 Election of One (1) Director

Messrs. Keisuke Suzuki and John T. Lampe, both are the current Directors, resign at the close of this meeting. Accordingly, it is proposed that one (1) new Director be elected. The table below lists the nominee for this position.

The term of office of this new Director shall also expire at the end of the remaining term of office of other Directors currently in office pursuant to Paragraph 2 of Article 19 (Article 20 after Proposal 3 is approved) of the Articles of Incorporation.

Nominee for Director

Name (Date of birth)	Brief personal history and representative positions at other companies		Number of the Company's shares held
Mark A. Emkes (February 16, 1953)	June 1976	Enters THE FIRESTONE TIRE & RUBBER CO. (currently BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC) as an employee	2,000
	May 1999	Executive Vice President of BRIDGESTONE/FIRESTONE, INC. (currently BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC); concurrently, President of BRIDGESTONE/FIRESTONE DO BRAZIL INDUSTLIA E COMERCIO LTDA.	
	September 2002	Executive Vice President of BRIDGESTONE/FIRESTONE AMERICAS HOLDING, INC. (currently BRIDGESTONE AMERICAS HOLDING, INC.); concurrently, Chairman, CEO and President of BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC	
	January 2004 to present	Executive Vice President of BRIDGESTONE AMERICAS HOLDING, INC.; concurrently, Chairman and CEO of BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC	
	(Representative positions at other companies) Chairman and CEO of BRIDGESTONE/FIRESTONE NORTH AMERICAN TIRE, LLC		

Note: Mr. Mark A. Emkes has no special interest with the Company.

Proposal 5 Election of Two (2) Corporate Auditors

The term of office of Messrs. Akio Kashima and Hiroshi Ishibashi, both are the current Corporate Auditors, expires at the close of this meeting. Accordingly, it is proposed that two (2) new Corporate Auditors be elected. The table below lists the nominees for those positions.

The Board of Corporate Auditors has duly given its consent to this proposal.

Nominees for Corporate Auditors

No.	Name (Date of birth)	Brief personal history and representative positions at other companies		Number of the Company's shares held
1	Hiroshi Ishibashi (August 1, 1946)	January 1972	Enters the Company as an employee	27,100,000
		September 1990	Assigned to Iigura Institute, Inc. (currently AXIS, Inc.) (as President)	
		March 1994 to present	Corporate Auditor of the Company	
		(Representative positions at other companies) President of Nagasaka Corporation		
2	Yo Takeuchi (September 24, 1939)	April 1966 to present	Attorney at Law	2,000

Notes: 1. Nagasaka Corporation, for which Mr. Hiroshi Ishibashi serves as President, is the lender of some of the Company's buildings and land.

2. Mr. Yo Takeuchi has no special interest with the Company.

3. Messrs. Hiroshi Ishibashi and Yo Takeuchi are the nominees as outside corporate auditors defined in Paragraph 1 of Article 18 of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporations."

Proposal 6 Presentation of Retirement Allowances to a Retiring Director and a Retiring Corporate Auditor

It is proposed that retirement allowances be presented to Messrs. Keisuke Suzuki (Director) and Akio Kashima (Corporate Auditor), who retire from their offices at the close of this meeting, in commendation for their faithful and outstanding services to the Company, within due amounts calculated in accordance with the relevant standards of the Company.

It is also proposed that the amounts, timing and method of payment of such allowances to the retiring Director be left to the decision of the Board of Directors and such to the retiring Corporate Auditor be left to the decision made among the Corporate Auditors.

The following table gives brief personal histories of the retiring Director and Corporate Auditor:

Name	Brief personal history	
Keisuke Suzuki	March 1989	Director of the Company
	July 1994	Vice President of the Company
	March 1997	Senior Vice President of the Company
	March 2001 to present	Executive Vice President and Representative Director of the Company
Akio Kashima	March 1985 to present	Corporate Auditor of the Company

Proposal 7 Issuance of the Stock Acquisition Rights for the Purpose of the Stock Options

Under Articles 280-20 and 280-21 of the Commercial Code, it is proposed that the issuance of stock acquisition rights for the purpose of the stock options to the Directors and certain employees of the Company be approved in the following manner.

Reason for issuing the stock acquisition rights at especially favorable conditions:

The Company intends to issue the stock acquisition rights for the purpose of motivating and raising the morale of its Directors and employees, thereby achieving better long-term business results.

Details regarding the issuance of the stock acquisition rights:

Type and number of the shares to be issued by exercise of the stock acquisition rights:

The Company's 270,000 common shares at maximum

The number of shares for each stock acquisition right (hereinafter referred to as "Number of Granted Shares") shall be 1,000.

If the Company's common shares are split or consolidated after the day the stock acquisition rights are issued (hereinafter referred to as "Issue Date"), Number of Granted Shares shall be adjusted according to the following formula (the resulting fractions below one share shall be discarded). The total of the shares to be issued by exercise of the stock acquisition rights shall be the product of Number of Granted Shares after adjustment multiplied by the total of the stock acquisition rights then not yet exercised or canceled.

<Number of Granted Shares after adjustment> = <Number of Granted Shares before adjustment> × <Ratio of share split or share consolidation>

If, after Issue Date, the Company reduces its share capital, is taken over by or merges

with another company or companies, splits into two or more companies or another similar situation arises whereby adjustments become inevitable, the Company shall adjust Number of Granted Shares within a reasonable range in consideration of the applicable conditions of the capital reduction, the takeover or merger, the split or others. The total of the shares to be issued by exercise of the stock acquisition rights shall be the product of Number of Granted Shares after adjustment multiplied by the total of the stock acquisition rights then not yet exercised or canceled.

Total of the stock acquisition rights:

270 at maximum.

Issue price of the stock acquisition rights:

Free of charge.

Amount to be subscribed in exercising each stock acquisition right:

The amount to be subscribed in exercising each stock acquisition right shall be equal to the product of the subscription amount per share to be issued or transferred by exercise of each stock acquisition right (hereinafter referred to as "Subscription Value") multiplied by Number of Granted Shares.

Subscription Value shall be either the amount calculated at 1.05 times the average closing price of the Company's common stock on the Tokyo Stock Exchange by regular transactions (hereinafter referred to as "Closing Price") during the entire month (excluding days wherein no transaction or no Closing Price is realized) immediately preceding the month to which Issue Date belongs (with fractions below one yen rounded up), or Closing Price on Issue Date (Closing Price on the nearest day preceding Issue Date if no Closing Price is realized on Issue Date), whichever is higher.

If any of the following cases occurs after Issue Date, Subscription Value shall be adjusted accordingly.

(1) If the Company's common shares are split or consolidated, Subscription Value shall be adjusted according to the following formula, and the resulting fractions below one yen shall be rounded up.

<Subscription Value after adjustment> = <Subscription Value before adjustment> × 1/<Ratio of share split or share consolidation>

(2) If the Company's new common shares are issued or the Company's own common shares are disposed of at a below-market price (excluding the exercise of stock acquisition rights, the exercise of subscription rights under Article 280-19 of the Commercial Code before enforcement of the "Law Regarding Partial Revision of the Commercial Code, etc." (2001 Law No. 128), and the exercise of share purchasing rights granted under Article 210-2 of the Commercial Code before enforcement of the "Law Regarding Partial Revision of the Commercial Code, etc. and Other" (2001 Law No. 79)), Subscription Value shall be adjusted according to the following formula, and the resulting fractions below one yen shall be rounded up.

$$\langle\text{Subscription Value after adjustment}\rangle = \langle\text{Subscription Value before adjustment}\rangle \times \frac{\langle\text{Number of shares then already issued}\rangle + \dfrac{\langle\text{Number of shares newly issued}\rangle \times \langle\text{Paid-in value per share}\rangle}{\langle\text{Market price per share}\rangle}}{\langle\text{Number of shares then already issued + Number of shares newly issued}\rangle}$$

In the above formula, "Number of shares then already issued" shall be the number after deducting the number of the Company's own shares from the Company's common shares then already issued. In case of disposal of the Company's own shares, "Number of shares newly issued" shall read as "Number of the Company's own shares disposed."

(3) If the Company reduces its share capital, is taken over by or merges with another company or companies, splits into two or more companies or another similar situation arises whereby adjustments become inevitable, the Company shall adjust Subscription Value within a reasonable range in consideration of the applicable conditions of the capital reduction, the takeover or merger, the split or others.

Period for exercise of the stock acquisition rights:

April 1, 2006 through March 31, 2011

Other conditions for exercising the stock acquisition rights:

(1) Each stock acquisition right cannot be partially exercised.

(2) Other applicable conditions for exercising the stock acquisition rights shall be determined by the Board of Directors of the Company.

Causes and conditions for cancellation of the stock acquisition rights:

(1) If the shareholders' meeting of the Company approves a proposal of (i) a merger by which the Company dissolves or (ii) a share swap or a share transfer by which the Company becomes a wholly owned subsidiary of another company or companies, the Company may cancel the stock acquisition rights then existing without any payment or other compensation.

(2) The Company may at any time cancel the stock acquisition rights then held by the Company without any payment or other compensation.

Restriction on transfer of the stock acquisition rights:

The transfer of the stock acquisition rights shall require the approval of the Board of Directors of the Company.

(Guidance)

"Exercise of Voting Rights via the Internet"

You can exercise voting rights via the Internet if you will not attend the Annual Shareholders' Meeting. The exercise of voting rights is available only on the Web site of [http://www.web54.net]. Please read carefully the explanation described below before exercising your voting rights via the Internet.
To exercise your voting rights via the Internet, you need the "Exercise of Voting Rights Code" and "Password" printed at the right of the Exercise of Voting Rights form.

- Exercise of Voting Rights

1. If you have exercised your voting rights several times via the Internet, only the final execution shall be deemed as your effective exercise of voting rights.
2. If you have exercised your voting rights both via the Internet and by sending the Exercise of Voting Rights form, only the last one to arrive at the Company shall be deemed effective. Provided, however, that only the exercise of voting rights via the Internet shall be deemed effective if both arrive at the Company on the same day.
3. It is highly appreciated if you exercise your voting rights via the Internet by 5 p.m. on Monday, March 29, 2004, to allow us time for computing the results.

- Handling of Your Password

1. The "Password" is a crucial means through which to ascertain that a voting person is really a qualified shareholder. Please carefully secure your password until the close of the shareholders' meeting similarly to the notified seal and the identification code. The Company does not accept any referral on passwords by telephone or any other means.
2. In case you commit more errors than a certain number of tries to input your password, the Internet-based voting system will be immediately locked, making PC operation unavailable with regard to the aforementioned Web site. In case such a locking status occurs on your PC, follow the screen guide to release the locked condition.

- System Environment

1. The following system environment is necessary for your use of the aforementioned Web site.
   (1) Display resolution shall be 800 dots horizontal × 600 dots vertical (SVGA) or higher.
   (2) The following software (applications) must have been installed.
      ① Microsoft: Microsoft® Internet Explorer Ver.5.01 SP2 or later
      ② Adobe Systems: Adobe® Acrobat® Reader Ver.4.0 or later
2. To connect your PC to the Internet, you might have to pay a connection fee and telecommunication charges to a carrier. Such a fee or charges shall be borne by each shareholder.
3. Please note that you cannot use the aforementioned Web site by mobile phones as an operating terminal.

- Inquiries on the Operation of Your PC

If you are unclear as to the operation of your PC regarding the exercise of voting rights via the Internet, please contact the staff in charge by calling to the following number:

Dedicated phone of Stock Transfer Agent Department "Web Support," The Chuo Mitsui Trust and Banking Company, Limited Phone number: 03-5677-2031 (Reception time: 9 a.m.–9 p.m. weekdays (Monday–Friday))

Note: This document has been translated from the Notice of the 85th Annual Shareholders' Meeting in Japanese original version for foreign shareholders' reference and convenience purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.